UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

DC
NO ACT
P.E 2-7-03
1-9623

03018268

March 20, 2003

Steven D. Rubin
Senior Vice President, General Counsel
and Secretary
IVAX Corporation
4400 Biscayne Boulevard
Miami, FL 333137

Act 1934
Section
Rule 14A-8
Public Availability 3 20 2003

Re: IVAX Corporation
Incoming letter dated February 7, 2003

Dear Mr. Rubin:

This is in response to your letter dated February 7, 2003 concerning the shareholder proposal submitted to IVAX by Glenn G. Heesacker. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

PROCESSED
APR 02 2003
THOMSON
FINANCIAL

Enclosures

cc: Glenn G. Heesacker
P.O. Box 1874
Brackettville, TX 78832-1874

IVAX

IVAX Corporation
4400 Biscayne Boulevard
Miami, Florida 33137
Telephone: 305-575-6000
E-mail: steven_rubin@IVAX.com

STEVEN D. RUBIN
Senior Vice President, General Counsel
and Secretary

February 7, 2003

BY FEDERAL EXPRESS

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549

Re: IVAX Corporation/Omission of Shareholder Proposals of Mr. Glenn Heesacker

Ladies and Gentlemen:

I am Senior Vice President, General Counsel and Secretary of IVAX Corporation (the "Company"), and I am filing this letter on behalf of the Company with the Securities and Exchange Commission (the "Commission") pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Background

On September 18, 2002, the Company received a letter dated September 10, 2002 from Mr. Glenn Heesacker (the "Proponent") containing two distinct and unrelated shareholder proposals (the "Proposals") that the Proponent sought to have included in the Company's proxy statement relating to the Company's 2003 Annual Meeting of Shareholders (the "Proxy Materials"). The Proponent's two Proposals recommend that (1) "[A]ll non-employee Board of Director positions up for election shall have names placed on the ballot (one (1) incumbent and one (1) new non-board member [)]. Each should submit a letter telling shareholders why we should elect them," and (2) "[O]ptions granted to employees and Directors be for a maximum of two (2) years."

The Proponent did not submit any evidence of his beneficial ownership of the requisite shares of the Company's common stock, par value $0.10 per share ("Common Stock"), the only class of the Company's voting securities, and a review of the Company's records indicated that the Proponent was not a shareholder of record of the Company. The Proponent also failed to include with his request the requisite undertaking under Rule 14a-8(b)(2) to hold the required number of shares of Common Stock through the date of the Company's 2003 Annual Meeting of Shareholders. Finally, contrary to Rule 14a-8(c), the Proponent submitted two Proposals for inclusion in the Proxy Materials rather than a single proposal. A copy of the Proponent's letter containing the two Proposals is attached as Exhibit A.

On September 23, 2002, the Company mailed to the Proponent by certified mail a letter notifying him of the deficiencies of his two Proposals. This letter was received by the Proponent on September 30, 2002. In particular, the Company informed the Proponent that he had: (1) failed to provide any information demonstrating his eligibility to submit a shareholder proposal, (2) failed to include the necessary undertaking to hold the required number of shares of Common Stock through the date of the Company's 2003 Annual Meeting of Shareholders, and (3) had submitted more than one proposal. The Company's letter notified the Proponent that he had 14 days from the date of his receipt of the Company's letter to provide the Company with a request curing the defects of his letter. A copy of the Company's response to the Proponent is attached as Exhibit B.

The Proponent did not submit any additional information or otherwise respond to the Company's notice of the deficiencies of the Proponent's letter.

As a result, and as set forth below, I believe, upon advice of counsel, that the Proposals may be omitted from the Proxy Materials pursuant to Rule 14a-8(f)(1)[1]. I therefore respectfully request that the Staff of the Commission confirm that it will not recommend any enforcement action against the Company if the Company omits the Proponent's two Proposals from the Proxy Materials. Pursuant to Rule 14a-8(j), I am submitting six (6) copies of this letter, the Proponent's letter, including his two Proposals, and the Company's response to the Proponent. A copy of this submission is being furnished simultaneously to the Proponent.

Bases for Omission

1. Rule 14a-8(b)(1)

The Proponent's two Proposals should be omitted from the Proxy Materials because the Proponent has failed to meet the eligibility requirements of Rule 14a-8(b). Rule 14a-8(b)(1) states that a proponent must demonstrate to the company that the proponent has "continuously held at least $2,000 in market value, or 1% of the company's securities entitled to be voted on the proposal at the meeting for at least one year" by the date the proponent submitted the proposal.

In accordance with Rule 14a-8(b)(2), upon receipt of the Proponent's letter the Company examined its shareholder records for evidence that the Proponent held of record a sufficient

[1] The Company believes that there are several other grounds on which the two Proposals may be omitted from the Proxy Materials. The Company reserves the right to raise these alternate grounds for exclusion in the event that the Staff disagrees with the grounds for exclusion discussed herein.

number of shares of Common Stock, and the Company determined that the Proponent was not a record holder of any shares of Common Stock. As mentioned above, the Proponent's letter provided no information regarding his beneficial ownership of the requisite shares of the Company's Common Stock.

2. Rule 14a-8(b)(2)

The Proponent's two Proposals should also be excluded from the Proxy Materials because the Proponent has failed to provide the Company with the undertaking required by Rule 14a-8(b)(2). Rule 14a-8(b)(2) provides that a proponent must state his intention "to continue to hold the [requisite number of] securities through the date of the meeting of shareholders." As mentioned above, the Proponent's letter to the Company submitting his two Proposals failed to include the required undertaking.

3. Rule 14a-8(c)

Lastly, the Proponent's two Proposals should be excluded from the Proxy Materials because the Proponent has sought to include more than one proposal in the Proxy Materials contrary to Rule 14a-8(c). Rule 14a-8(c) provides that a proponent may submit "no more than one proposal to a company for a particular shareholders' meeting." The Proponent's letter to the Company, however, included the two distinct and apparently unrelated Proposals for inclusion in the Proxy Materials. The Proponent requested that both Proposals be included in the Proxy Materials and provided the Company with no manner to choose which of his two separate Proposals should be included in the Proxy Materials.

As discussed above, and pursuant to Rule 14a-8(f), on September 23, 2002, the Company specifically notified the Proponent by letter of each of the above-described deficiencies in his letter. In its letter, the Company notified the Proponent of its intention to exclude his two Proposals from the Proxy Materials unless the identified defects were timely cured. The Company's notice of deficiency invited the Proponent to correct each of these deficiencies and informed the Proponent that the deadline for submitting the requisite corrections or evidence was 14 days after the Proponent's receipt of the Company's letter. The Company, however, received no additional information or other communication from the Proponent.

Hence, because the Proponent, having received from the Company a timely and adequate notice of the multiple deficiencies of his request, failed to submit adequate verification of its eligibility as required by Rule 14a-8(b)(2), failed to include the undertaking required by Rule 14a-8(b)(2) and included more than one proposal for inclusion in the Proxy Materials contrary to Rule 14a-8(3) and because the 14-day period provided by Rule 14a-8(f)(1) for the Proponent to furnish the necessary information and undertaking to the Company has expired, the Company believes it may exclude the Proposals under Rule 14a-8(f)(1).

Conclusion

For the reasons set forth above, I respectfully request that the Staff concur in my view that the Company may exclude the Proponent's two Proposals from the Proxy Materials under Rules 14a-8(b), (c) and (f)(1). The Company plans to mail the Proxy Materials to shareholders on or about April 30, 2003. Should you require additional information, please do not hesitate to contact the undersigned at (305) 575-6015.

Very truly yours,

Steven D. Rubin

W:\USERS\SDR4041\Word\Letters\SEC No Act for Heesacker-clean.doc

EXHIBIT A

RECEIVED SEP 18 '02 IVAX CORPORATION LEGAL DEPT

September 10, 2002

Ivax Corporation
Company Secretary
4400 Biscayne Blvd
Miami FL 33137

Re: Proposals for the 2003 Annual Meeting

PROPOSAL: Election of Directors - All non-employee Board of Directors positions up for election shall have names placed on the ballot (one (1) incumbent and one (1) new non-board member. Each should submit a letter telling shareholders why we should elect them.
REASON: This gives shareholders a chance to release Directors who are not representing their best interests. This should not be a highly paid position for life.

PROPOSAL: Granted Options - Options granted to employees and Directors should be for a maximum of two (2) years.
REASON: Officers and Directors should be aligned with shareholders while employed or as a Director. The purpose of options is for the present not for years after they leave the company. They should also be required to hold the stock for a minimum of one (1) year after exercising the option.

Respectively submitted,

Glenn G Heesacker

Glenn G Heesacker
PO Box 1874
Brackettville TX 78832-1874

Beesacker
PO Bos 1874
Brackettville TX 78832

SAN ANTONIO TX 782
PM
10 SEP
2002


USA

Ivax Corporation
Company Secretary
4400 Biscayne Blvd.
Miami FL 33137

33137+3212

EXHIBIT B

IVAX

IVAX Corporation
4400 Biscayne Boulevard
Miami, Florida 33137
Telephone: 305-575-6000
E-mail: steven_rubin@IVAX.com

STEVEN D. RUBIN
Senior Vice President, General Counsel
and Secretary

September 23, 2002

BY CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Mr. Glenn G. Heesacker
P.O. Box 1874
Brackettville, Texas 78832-1874

Dear Mr. Heesacker:

Thank you for your letter dated September 10, 2002, in which you submitted two proposals for our 2003 Annual Meeting of Shareholders. I am sending you this letter to notify you, however, that your request was defective and that we can not consider your request unless you establish your eligibility and follow certain procedures required by the Securities and Exchange Commission. Specifically, your request failed to meet the following procedural requirements of Rule 14a-8 of the Securities Exchange Act:

- you failed to provide information verifying your eligibility to submit a proposal (in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of our common stock for at least one year by the date you submitted your proposal),

- assuming you are an eligible shareholder, you must also undertake to hold the required number of shares through the date of the 2003 meeting, and

- you submitted more than one proposal for the 2003 meeting.

If you wish us to consider one of your proposals you must send us an adequately corrected request within 14 days after you receive this letter. Please be advised, however, that even if you timely submit a request that complies with the procedural requirements of Rule 14a-8 we may still determine to exclude your proposal due to any of the bases outlined in Rule 14a-8.

Sincerely,

Steven D. Rubin
Senior Vice President, General Counsel and Secretary

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P.O. Box 1874
Brackettville, Texas 78832-1874

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Steven D. Rubin
IVAX Corporation
4400 Biscayne Boulevard
Miami, Florida 33137

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 20, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: IVAX Corporation
Incoming letter dated February 7, 2003

The proposals relate to board elections and options for employees and directors

There appears to be some basis for your view that IVAX may exclude the proposals under rule 14a-8(f). Rule 14a-8(b) requires a proponent to provide a written statement that the proponent intends to hold its company stock through the date of the shareholder meeting. It appears that the proponent failed to provide this statement within 14 calendar days from the date the proponent received IVAX's request under rule 14a-8(f). Accordingly, we will not recommend enforcement action to the Commission if IVAX omits the proposals from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which IVAX relies.

Sincerely,

Grace K. Lee
Special Counsel